UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Noah Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1      Two American depositary shares represent one ordinary share.

2      This CUSIP number applies to the Issuer’s American depositary shares.

CUSIP No. 65487X102	13G

1	Names of Reporting Person Chia-Yue Chang
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4	Citizenship or Place of Organization Republic of China (Taiwan)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,052,459 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,052,459 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,052,459 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row (9) 6.7%[3]
12		Type of Reporting Person IN

3      Based on 30,799,656 ordinary shares outstanding as of December 31, 2019

CUSIP No. 65487X102	13G

1	Names of Reporting Person Jia Investment Co., Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,000,000 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,000,000 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row (9) 6.5%[4]
12		Type of Reporting Person CO

4      Based on 30,799,656 ordinary shares outstanding as of December 31, 2019

CUSIP No. 65487X102	13G

Item 1(a).	Name of Issuer Noah Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, The People’s Republic of China
Item 2(a).	Name of Person Filing Chia-Yue Chang Jia Investment Co., Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence For each of Chia-Yue Chang and Jia Investment Co., Ltd.: Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090
Item 2(c).	Citizenship Ms. Chia-Yue Chang is a citizen of Republic of China (Taiwan). Jia Investment Co., Ltd. is a British Virgin Islands company.
Item 2(d).	Title of Class of Securities Ordinary shares, par value US$0.0005 per share
Item 2(e).	CUSIP No. 65487X102. This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 65487X102	13G

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

As of December 31, 2019, Ms. Chia-Yue Chang has the right to acquire 17,407 ordinary shares upon vesting of restricted shares and 33,052 ordinary shares upon exercise of options, and also directly holds 2,000 ordinary shares purchased from secondary market.

Jia Investment Co., Ltd. is the record owner of 2,000,000 ordinary shares of the Issuer. Jia Investment Co., Ltd. is wholly owned and controlled by Ms. Chia-Yue Chang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, Ms. Chia-Yue Chang may be deemed to beneficially own all of the shares held by Jia Investment Co., Ltd..

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2020

JIA INVESTMENT CO., LTD.

By:	/s/ Chia-Yue Chang
Name: Chia-Yue Chang
Title: Director

CHIA-YUE CHANG

By:	/s/ Chia-Yue Chang
Name: Chia-Yue Chang

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, by and between Jia Investment Co., Ltd. and Chia-Yue Chang

* previously filed